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Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended
	June 28, 2002 (fiscal 2002)	June 30, 2001 (fiscal 2001)	June 30, 2000 (fiscal 2000)	June 30, 1999 (fiscal 1999)	June 30, 1998 (fiscal 1998)	Six Months Ended December 27, 2002
	(in thousands)
(Loss) Income from continuing operations before income taxes	$(82,259)	$(466,155)	$(381,884)	$125,721	$(596,919)	$(57,056)
Add Fixed Charges	33,082	31,659	31,627	38,506	41,869	16,758

Earnings (as defined)	$(49,177)	$(434,496)	$(350,257)	$164,227	$(555,050)	$(40,298)

Fixed Charges:
Interest expense	$21,206	$18,417	$15,760	$18,343	$21,560	$11,506
Amortization of debt discount	668	613	2,545	3,544	2,533	356
Amortization of debt issuance costs	1,085	777	675	675	572	542
Estimated interest component of rent expenses	10,123	11,852	12,647	15,944	17,204	4,354

Total Fixed Charges:	$33,082	$31,659	$31,627	$38,506	$41,869	$16,758

Ratio of Earnings to Fixed Charges(1)	—	—	—	4.3	—	—

(1)
For the fiscal years ended June 28, 2002, June 30, 2001, June 30, 2000, and June 30, 1998 and for the six months ended December 27, 2002 earnings were insufficient to cover fixed charges by $82.3 million, $466.2 million, $381.9 million, $596.9 million and $57.1 million, respectively. For this reason no ratios are provided for these periods.

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  Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES